ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com

October 30, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	nVent Electric plc – Registration Statement on Form 10

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1934, as amended, ordinary shares, nominal value $0.01 per share (the “nVent Shares”), of nVent Electric plc (“nVent”), transmitted herewith is the above referenced Registration Statement on Form 10 (the “Registration Statement”), relating to the proposed distribution of nVent Shares to Pentair plc (“Pentair”) shareholders in connection with the separation of nVent from Pentair.

On May 31, 2017, Martin James, Senior Assistant Chief Accountant, and Amanda Ravitz, Accounting Branch Assistant Director, indicated that the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) would be willing to review the Registration Statement without 2014 audited financial statements. Accordingly, this initial filing of the Registration Statement includes combined audited carve-out historical financial statements of nVent for each of the two fiscal years ending December 31, 2016 and 2015 and combined unaudited carve-out historical comparative financial statements of nVent for the nine months ending September 30, 2017 and 2016. Prior to requesting that the Commission accelerate the effectiveness of the Registration Statement, nVent will file an amendment to the Registration Statement that will include the combined audited carve-out historical financial information for nVent for each of the three fiscal years ending December 31, 2017, 2016 and 2015.

In addition, by letter dated June 30, 2017, the Staff waived the requirement under Rule 3-05 of Regulation S-X to file the audited pre-acquisition financial statements of ERICO Global Company, a company acquired by Pentair on September 18, 2015, in the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Sincerely,

/s/ John K. Wilson

John K. Wilson

Enclosure

cc:	Angela D. Jilek
nVent Electric plc
Benjamin F. Garmer, III
Jason M. Hille
Foley & Lardner LLP

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